Mitchell S. Nussbaum Vice Chairman; Co-Chair, Capital Markets & Corporate 345 Park Avenue New York, NY 10154	Direct 212.407.4159 Main 212.407.4000 Fax 212.504.3013 mnussbaum@loeb.com

August 18, 2021

Alexandra Barone
Staff Attorney
Division of Corporation Finance
Office of Technology
U. S. Securities and Exchange Commission
100 5th Street, N.E.
Washington, DC 20549

Re:	Bannix Acquisition Corp.
Amendment No. 2 to
Registration Statement on Form S-1
Filed August 3, 2021
File No. 333-253324

Dear Ms. Barone:

On behalf of our client, Bannix Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 17, 2021 regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”). Contemporaneously, we are submitting Amendment No. 3 to the Form S-1 via Edgar (the “Amended S-1”).

The Staff’s comments are repeated below in bold and are followed by the Company’s response which is also reflected in the Amended S-1.

Summary
Private Placements, page 8

1.	We note your revised disclosure in response to prior comment 2. It appears that the $3,300,000 aggregate proceeds for the private placement units includes the conversion of Mr. Yezhuvath’s $1,030,000 notes and loans in exchange for 205,000 units as well as the forfeiture of the $270,000 loan from Mr. Rao with no additional units issued. Please revise your disclosures throughout regarding your reference to “proceeds” from the private placement to clarify that the anchor investors have committed to “purchase” 125,000 units for aggregate “cash” proceeds of $2.0 million; that Mr. Yezhuvath will be “issued” 205,000 in exchange for notes and loans payable; and that Mr. Rao will forfeit his $270,000 loan.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership

Alexandra Barone August 18, 2021 Page 2

RESPONSE: The disclosure has been revised throughout to clarify that the anchor investors will be purchasing shares for $2,000,000 in the aggregate, that Mr. Yezhuvath will receive private placement units in exchange for the cancellation of loans and note due to him from the Company and that Ms. Rao will forfeit her loan of $270,000.

The Offering

Private Placement Units, page 14

2.	Similarly, you state on page 14 that the 205,000 units that will be issued to Mr. Yezhuvath are for the cancellation of the promissory notes and loans that he and Mr. Rao have made to the company in the aggregate of $1,300,000 (or $1,375,000 if the over-allotment is exercised). Please address the following as it relates to these disclosures:

●	Revise to clarify that the 205,000 units will be issued in exchange for the cancellation of $1,030,000 notes and loans to Mr. Yezhuvath and separately discuss the forfeiture of Mr. Rao’s $270,000 loan

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

●	Reconcile your disclosure of the $1,375,000 promissory note and loans to Mr. Yezhuvath, if the over-allotment is fully exercised, with your disclosures on page F-12 and revise as necessary. In this regard, it appears that the total amount due to Mr. Yezhuvath, if the over-allotment is fully exercised, should be $1,330,000.

RESPONSE: The changes made in response to your prior comments have eliminated some of the language referenced. However, for the Staff’s information, as disclosed in Note 4, the Company entered into two types of loans with Mr. Yezhuvath: (i) a $300,000 promissory note which has been fully drawn down and will be repaid through the issuance of 30,000 private placement units and (ii) a loan agreement that provides for the Company to borrow up to $805,000 (or up to $1,030,000 if the over-allotment is exercised in full) which is to be repaid through the issuance of 175,000 private placement units for borrowings up to $730,000 with an additional 20,000 private placement units to be issued for the next $75,000 in borrowings. No additional units would be issued for the remaining $225,000 and the Company does not anticipate borrowing the remaining $225,000 until such time as a business combination is announced. It would be used to pay the incremental underwriting fee owed to I-Bankers for the shares sold in the over-allotment. Ms. Rao has also lent the Company $270,000 which she has agreed to cancel without any repayment if the offering closes. In total, the maximum amount to be borrowed under all lending arrangements is $1,600,000 of which $1,330,000 would come from Mr. Yezhuvath and $270,000 from Ms. Rao.

Assuming there is no exercise of the over-allotment option, a total of $1,030,000 in loans from Mr. Yeshuvath will be canceled in exchange for 205,000 units. The additional $75,000 that has been drawn down in anticipation of a potential over-allotment would be cancelled without any payments or additional share issuances. Together with the $270,000 owed to Ms. Rao, there will be $1,300,000 in outstanding indebtedness removed from the balance sheet.

If there is a full exercise of the over-allotment, Mr. Yezhuvath would receivewould 20,000 additional private placement units in exchange. As discussed above, it is not anticipated that the remaining $225,000 available would be drawn upon until such time as a business combination is announced. As a result, immediately after the over-allotment exercise, it is anticipated that the total amount of indebtedness that would have been cancelled would be $1,375,000 in exchange for 225,000 private placement units. Of this amount, $1,105,000 would be loans from Mr. Yezhuvath.

Alexandra Barone August 18, 2021 Page 3

At such time as the remaining $225,000 is advanced from Mr. Yezhuvath, the total amount of loans he will have made to the Company would be $1,330,000 and the aggregate indebtedness forgiven would be $1,600,000.

●	Revise your disclosures on page 16 where you indicate that $1.6 million of loans will be converted into private placement units to state that such amount assumes the underwriter’s over-allotment is exercised and to also quantify the portion of the amount outstanding (as well as a portion of the available credit) that will be forfeited upon this offering.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

Capitalization, page 62

3.	Your pro forma as adjusted common stock assumes 4,045,296 shares are subject to redemption; however, the “common stock subject to redemption” line items indicates there are 3,870,926 shares subject to redemption. Please revise this disclosure inconsistency.

RESPONSE: The Capitalization Table has been revised in response to the staff’s comment.

Financial Statements

Note 1. Organization and Business Operations, page F-7

4.	You disclose that the “sale” of 330,000 private placement units will be at $10.00 per unit. Please revise for consistency with the added disclosure on page 8 and the disclosure revisions as requested in the above comments.

RESPONSE: The note has been revised in response to the staff’s comment.

Alexandra Barone August 18, 2021 Page 4

Please contact me or Joan S. Guilfoyle of this firm should you have any additional questions.

Sincerely,

/s/ Mitchell S. Nussbaum

Mitchell S. Nussbaum
Vice Chairman; Co-Chair, Capital Markets & Corporate